

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Mr. Mark D. Roberson
Chief Executive Officer
Pokertek, Inc.
1150 Crews Road, Suite F
Matthews, NC 28105

**Re: Pokertek, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
File No. 000-51572**

Dear Mr. Roberson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief